Exhibit 99.1

SPORTRADAR REPORTS FIRST QUARTER RESULTS

First Quarter 2025 Highlights

•	Revenue increased 17% to €311 million
•	Profit for the period increased to €24 million and expanded to 7.8% as a percentage of revenue
•	Adjusted EBITDA[1] increased 25% to €59 million and Adjusted EBITDA margin[1] expanded to 18.9%
•	Net cash generated from operating activities increased 52% to €102 million and Free cash flow[1] increased €32 million to €32 million
•	Achieved Customer Net Retention Rate[1] of 122%
•	Extended and expanded partnership with Major League Baseball through 2032
•	Announced agreement to acquire IMG ARENA and its global sports betting rights portfolio

ST. GALLEN, Switzerland, May 12, 2025 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its first quarter ended March 31, 2025.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "We had a strong start to the year with record quarterly revenue as we delivered broad-based growth across our leading product suite and diverse global footprint, while expanding margins and cash flow. The continued momentum we are generating builds upon our success from last year, demonstrating the durability of our business and our mission critical role in the expanding sports ecosystem. During the quarter we also further bolstered our leading content portfolio with the extension and expansion of our partnership with Major League Baseball and we signed an agreement to acquire IMG ARENA's sports betting rights portfolio. We are excited by the unique opportunities these valuable properties will provide to our customers and look forward to generating additional value for our shareholders in 2025 and beyond."

FIRST QUARTER FINANCIAL RESULTS

Revenue

	Three-Month Period Ended March 31,
in € thousands (unaudited)	2025	2024	Change	%
Revenue by product
Betting & Gaming Content	193,807	171,588	22,219	13%
Managed Betting Services	56,214	48,328	7,886	16%
Betting Technology & Solutions	250,021	219,916	30,105	14%

Marketing & Media Services	46,610	34,278	12,332	36%
Sports Performance	11,411	9,306	2,105	23%
Integrity Services	3,189	2,394	795	33%
Sports Content, Technology & Services	61,210	45,978	15,232	33%
Total Revenue	311,231	265,894	45,337	17%

Revenue by geography
Rest of World	225,130	200,332	24,798	12%
United States	86,101	65,562	20,539	31%
Total Revenue	311,231	265,894

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

1

Total revenue for the first quarter was €311 million, up €45 million, or 17% year-over-year, driven by 14% growth in Betting Technology & Solutions and 33% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €250 million were up 14% year-over-year primarily driven by a 13% increase in Betting & Gaming Content primarily from customer uptake of additional products and from U.S. market growth. Managed Betting Services revenues were up 16% driven by strong growth in Managed Trading Services from increased turnover and higher trading margins.

Sports Content, Technology & Services revenues of €61 million increased 33% year-over-year primarily driven by 36% growth in Marketing & Media Services led by higher ad:s revenue as several sportsbooks increased spending on marketing campaigns, and from contributions from the expansion of our affiliate marketing capabilities.

The Company generated strong revenue growth globally with Rest of World up 12% and the United States up 31%. As a percentage of total Company revenues, United States revenue represented 28% of total Company revenue in the first quarter as compared to 25% in the prior year quarter due to continued market growth and additional customer uptake of our products.

Customer Net Retention Rate of 122% further demonstrates our ability to cross-sell and up-sell to our clients, as well as the market growth in the United States.

Profit for the period

Profit for the period was €24 million, up €25 million, compared to a loss of €1 million in the same quarter a year ago, driven by strong operating results and a foreign currency gain of €28 million in the quarter as compared to a €14 million loss last year, due to unrealized currency fluctuations mainly associated with the U.S. dollar-denominated sport rights. These increases were partially offset primarily by higher share-based compensation and amortization of capitalized sport rights licenses expenses compared with the first quarter a year ago.

Adjusted EBITDA

First quarter Adjusted EBITDA was €59 million, up €12 million, or 25%, compared to €47 million in the same quarter a year ago. The increase was largely driven by the 17% revenue growth, partially offset by increased sport rights costs primarily related to the continued success of the ATP partnership deal, higher purchased services driven by investments in developing our product portfolio and increased personnel expenses to support growth initiatives.

Business Highlights

•	Announced agreement to acquire IMG ARENA and its global sports betting rights portfolio. Following receipt of regulatory approvals and the closing, which is currently anticipated to take place in the fourth quarter of 2025, IMG ARENA’s portfolio is expected to enhance Sportradar’s content and product offering and further strengthen its strategic position as a leading content provider in the most bet upon global sports, including tennis, soccer and basketball.

•	Announced the extension and expansion of our partnership with Major League Baseball ("MLB") for 8 years, beginning with the 2025 season. Sportradar will exclusively distribute ultra-low latency official MLB data, media content, including MLB Statcast Data, and audiovisual content across our global client network. Additionally, Sportradar and MLB will collaborate on the creation of AI-driven products powered by player tracking data to create immersive, hyper-personalized fan experiences.

•	Expanded Alpha Odds, Sportradar’s AI-enabled premium odds calculation and risk management solution, into cricket, a sport that generates an estimated €80 billion in global betting turnover annually.

•	Signed multi-year partnership with the Brazilian Volleyball Confederation (CBV) to safeguard CBV competitions from corruption and match-fixing through Sportradar’s Universal Fraud Detection System (UFDS), and to supply metrics and dynamic visualizations for coaching teams.

•	Extended long-standing partnership with the Brazilian Football Confederation (CBF). Sportradar will deliver integrity monitoring for more than 8,200 men’s and women’s matches organized annually by the CBF, now including all Brazilian national championships.

2

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €358 million as of March 31, 2025 as compared with €348 million as of December 31, 2024. The increase was primarily driven by net cash generated from operating activities of €102 million due to the strong operating performance, partially offset by net cash used in investing activities of €66 million, primarily from the acquisition of additional sport rights and from net cash used in financing activities of €19 million, due primarily to share repurchases related to employee stock grants. Free cash flow for the first quarter was €32 million, an increase of €32 million compared to the same period a year ago.

Including its undrawn credit facility, the Company had total liquidity of €578 million at March 31, 2025 as compared to €568 million as of December 31, 2024, and no debt outstanding.

2025 Annual Financial Outlook

Sportradar reiterated its fiscal 2025 outlook as follows:

•	Revenue of at least €1,273 million, representing year-on-year growth of at least 15%
•	Adjusted EBITDA of at least €281 million, representing year-on-year growth of at least 26%
•	Adjusted EBITDA margin expansion of at least 200 basis points
•	Free cash flow conversion[1] rate above the 2024 level of 53%

The 2025 guidance does not include any impact from the pending acquisition of IMG ARENA given the uncertainty around the timing of close. Guidance will be updated to incorporate the anticipated uplift resulting from this acquisition following the closing of the transaction.

Share Repurchase Plan

In March 2024, the Board of Directors approved a $200 million share repurchase plan. As of May 9, 2025 the Company has repurchased 4.8 million shares under the plan for a total of $86 million, including 3.0 million shares in conjunction with the recently completed secondary offering.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the first quarter results today, May 12, 2025, at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

3

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, restructuring costs, non-routine litigation costs, and certain transaction-related costs.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period or Adjusted EBITDA margin to Profit for the period as a percentage of revenue (in each case the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

4

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, and certain transaction-related costs.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit for the period (in each case the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

5

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the proposed IMG ARENA acquisition) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

6

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended March 31,
in €'000 and in thousands of shares	2025	2024[1]
Revenue	311,231	265,894
Personnel expenses	(102,356)	(79,567)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(104,030)	(90,943)
Purchased services	(48,989)	(39,146)
Other operating expenses	(28,114)	(21,435)
Impairment loss on trade receivables, contract assets and other financial assets	(1,737)	(1,830)
Internally-developed software cost capitalized	11,656	10,526
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(16,318)	(11,985)
Foreign currency gain (loss), net	27,524	(14,466)
Finance income	2,333	2,012
Finance costs	(21,853)	(18,749)
Net income before tax	29,347	311
Income tax expense	(5,009)	(960)
Profit (loss) for the period	24,338	(649)

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(2)	1
Related deferred tax expense	28	—
	26	1
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	(4,937)	4,009
Foreign currency translation adjustment attributable to non-controlling interests	(226)	(12)
	(5,163)	3,997
Other comprehensive (loss) income for the period, net of tax	(5,137)	3,998
Total comprehensive income for the period	19,201	3,349

Profit (loss) attributable to:
Owners of the Company	24,208	(574)
Non-controlling interests	130	(75)
	24,338	(649)
Total comprehensive income (loss) attributable to:
Owners of the Company	19,297	3,436
Non-controlling interests	(96)	(87)
	19,201	3,349

Profit per Class A share attributable to owners of the Company
Basic	0.08	(0.00)
Diluted	0.07	(0.00)
Profit per Class B share attributable to owners of the Company
Basic	0.01	(0.00)
Diluted	0.01	(0.00)

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	210,610	209,871
Weighted-average number of Class A shares (diluted)	230,413	223,606
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to 'Change in presentation related to sport rights expenses' section below for further information.

7

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	357,825	348,357
Trade receivables	91,721	77,106
Contract assets	97,023	93,562
Other assets and prepayments	33,003	46,601
Income tax receivables	8,944	7,624
Total current assets	588,516	573,250
Non-current assets
Property and equipment	69,734	66,240
Intangible assets and goodwill	1,840,982	1,607,057
Other financial assets and other non-current assets	11,212	11,718
Deferred tax assets	32,236	36,376
Total non-current assets	1,954,164	1,721,391
Total assets	2,542,680	2,294,641
Liabilities and equity
Current liabilities
Loans and borrowings	10,479	10,022
Trade payables	300,793	259,742
Other liabilities	81,396	68,271
Contract liabilities	39,681	30,200
Income tax liabilities	3,997	5,599
Total current liabilities	436,346	373,834
Non-current liabilities
Loans and borrowings	40,919	36,697
Trade payables	1,026,002	895,679
Contract liabilities	39,799	37,711
Other non-current liabilities	1,917	1,830
Deferred tax liabilities	18,426	19,043
Total non-current liabilities	1,127,063	990,960
Total liabilities	1,563,409	1,364,794
Equity
Ordinary shares	27,582	27,551
Treasury shares	(16,079)	(18,813)
Additional paid-in capital	706,835	668,254
Retained earnings	235,027	221,942
Other reserves	21,309	26,220
Equity attributable to owners of the Company	974,674	925,154
Non-controlling interest	4,597	4,693
Total equity	979,271	929,847
Total liabilities and equity	2,542,680	2,294,641

8

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three-Month Period Ended March 31,
in €'000	2025	2024[1]
OPERATING ACTIVITIES:
Profit (loss) for the period	24,338	(649)
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	5,009	960
Interest income	(2,333)	(2,037)
Interest expense	21,853	18,893
Foreign currency (gain) loss, net	(27,524)	14,466
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	16,318	11,985
Amortization of capitalized sport rights licenses	71,699	64,871
Equity-settled share-based payments	12,847	1,995
Other	(149)	(2,412)
Cash flow from operating activities before working capital changes, interest and income taxes	122,058	108,072
Increase in trade receivables, contract assets, other assets and prepayments	(17,882)	(43,192)
Decrease in trade and other payables, contract and other liabilities	21,570	18,791
Changes in working capital	3,688	(24,401)
Interest paid	(21,646)	(18,678)
Interest received	2,333	2,037
Income taxes (received) paid, net	(4,187)	149
Net cash from operating activities	102,246	67,179
INVESTING ACTIVITIES:
Acquisition of intangible assets	(67,325)	(63,444)
Acquisition of property and equipment	(972)	(1,768)
Acquisition of subsidiaries, net of cash acquired	2,654	(717)
Proceeds from sale of intangible assets	21	22
Change in loans receivable and deposits	(188)	21
Net cash used in investing activities	(65,810)	(65,886)
FINANCING ACTIVITIES:
Payment of lease liabilities	(1,999)	(1,999)
Purchase of treasury shares	(16,611)	(5,551)
Principal payments on bank debt	—	(60)
Change in bank overdrafts	—	18
Net cash used in financing activities	(18,610)	(7,592)
Net increase in cash	17,826	(6,299)
Cash and cash equivalents at beginning of period	348,357	277,174
Effects of movements in exchange rates	(8,358)	3,753
Cash and cash equivalents at end of period	357,825	274,628

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to 'Change in presentation related to sport rights expenses' section below for further information.

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Change in presentation related to sport rights expenses

During the third quarter of 2024, the Company changed the presentation of expenses related to sport rights in its Statement of profit or loss and other comprehensive income. Previously, these expenses were split between 'Purchased services and licenses (excluding depreciation and amortization)', representing the portion of related sport rights expenses which were not eligible for capitalization and 'Depreciation and amortization', representing the portion of related sport rights expenses which were capitalized. However, the expenses are now combined and presented under a new line item titled 'Sport rights expenses (including amortization of capitalized licenses)'. This has also resulted in a change in presentation in the cash flow statement, removing the lines 'Amortization and impairment of intangible assets', and 'Depreciation of property equipment' and replacing them with 'Amortization of capitalized sport rights licenses', 'Depreciation and amortization (excluding amortization of capitalized sport rights licenses)', and 'Impairment losses on goodwill and intangible assets'. Certain prior year amounts have been reclassified for consistency with the current year presentation. See below for detail of these amounts.

The change in presentation intends to provide more relevant and reliable information to the users of our financial statements. This reclassification aligns the presentation of sport rights expenses with the nature of the costs and the way they are managed internally.

The following table shows the reclassification of sport rights expenses in the consolidated statement of profit or loss and other comprehensive income (unaudited) as described above:

	Three-Month Period Ended March 31, 2024
in €'000	Previously reported	Reclassifications	Currently reported
Purchased services and licenses (excluding depreciation and amortization)[1]	(65,218)	26,072	(39,146)
Depreciation and amortization[2]	(76,856)	64,871	(11,985)
Sport rights expenses (including amortization of capitalized sport rights licenses)	—	(90,943)	(90,943)

1 - This line is now "Purchased Services" in the consolidated statement of profit or loss and other comprehensive income (unaudited).

2 - This line is now “Depreciation and amortization (excluding amortization of capitalized sport rights licenses)” in the consolidated statement of profit or loss and other comprehensive income.

The following table shows the reclassifications of the related amounts in the consolidated statement of cash flows (unaudited) as described above:

	Three-Month Period Ended March 31, 2024
in €'000	Previously reported	Reclassifications	Currently reported
Amortization and impairment of intangible assets	72,818	(72,818)	—
Depreciation of property and equipment	4,038	(4,038)	—
Amortization of capitalized sport rights licenses	—	64,871	64,871
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	—	11,985	11,985
Net cash from operating activities	67,179	—	67,179

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Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended March 31,
in €'000	2025	2024
Non-capitalized sport right expenses	32,331	26,072
Amortization of capitalized sport rights	71,699	64,871
Total sport rights expenses	104,030	90,943

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit (loss) for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measures, which is Profit (loss) for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended March 31,
in €'000	2025	2024
Revenue	311,231	265,894

Profit (loss) for the period	24,338	(649)
Finance income	(2,333)	(2,012)
Finance costs	21,853	18,749
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	16,318	11,985
Foreign currency (gain) loss, net	(27,524)	14,466
Share-based compensation	14,541	2,071
Restructuring costs	1,342	1,620
Non-routine litigation costs	2,279	—
Transaction-related costs	3,132	—
Income tax expense	5,009	960
Adjusted EBITDA	58,955	47,190

Profit (loss) for the period as a percentage of revenue	7.8%	(0.2)%
Adjusted EBITDA margin	18.9%	17.7%

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The following table reconciles Free cash flow to the most directly comparable IFRS measure, which is Net cash from operating activities (unaudited), and Free cash flow conversion to the most directly comparable IFRS measure, which is Net cash from operating activities conversion, which is measured as Net cash from operating activities (unaudited) as a percentage of Profit for the period:

	Three-Month Period Ended March 31,
in €'000	2025	2024
Net cash from operating activities	102,246	67,179
Acquisition of intangible assets	(67,325)	(63,444)
Acquisition of property plant and equipment	(972)	(1,768)
Payment of lease liabilities	(1,999)	(1,999)
Free cash flow	31,950	(32)

Net cash from operating activities conversion	420%	*
Free cash flow conversion	54%	—%

*Not meaningful

The following tables show reconciliations of IFRS expenses included in profit for the period to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended March 31,
in €'000	2025	2024
Purchased services	48,989	39,146
Less: capitalized external services	(5,283)	(3,948)
Adjusted purchased services	43,706	35,198

Personnel expenses	102,356	79,567
Less: share-based compensation	(15,239)	(2,519)
Less: restructuring costs	(1,342)	(1,620)
Less: capitalized personnel compensation	(5,455)	(5,896)
Adjusted personnel expenses	80,320	69,532

Other operating expenses	28,114	21,435
Less: non-routine litigation	(2,279)	—
Less: share-based compensation	(220)	(234)
Less: transaction-related costs	(3,132)	—
Add: impairment loss on trade receivables	1,737	1,830
Adjusted other operating expenses	24,220	23,031

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